Exhibit 1.10

FORM OF SUPPORT AGREEMENT

November 29, 2016

Dear Shareholder:

Re:	Proposed Combination of Total Energy Services Inc. (“Total”) and Savanna Energy Services Corp. (“Savanna”)

On Wednesday, November 23, 2016, Total announced its intention to pursue a business combination transaction with Savanna (the “Combination”). In that regard, Total intends to make an offer (by way of takeover bid) for the outstanding common shares of Savanna (“Savanna Shares” and each individually a “Savanna Share”) under which holders of Savanna Shares will be offered 0.1132 of a common share of Total for each Savanna Share held (the “Offer”). Whenever used in this letter agreement (the “Agreement”), “Total Shares” means common shares in the capital of Total.

On November 22, 2016, Total and the undersigned shareholder of Savanna entered into a support agreement (the “Prior Agreement”), which contemplated multiple transaction structures for the Combination. Various provisions of the Prior Agreement have no application to the Offer and the parties wish to enter into a simplified support agreement, containing provisions relevant to the Offer. This Agreement supersedes and replaces the Prior Agreement in its entirety and the parties hereby confirm that the Prior Agreement has no further force or effect.

This Agreement sets out the terms and conditions upon which the undersigned shareholder of Savanna (the “Shareholder”) Shareholder agrees, among other things, to tender to the Offer (if, as and when made by Total) all of the Savanna Shares held by the Shareholder that are, or, at the applicable time, will be, beneficially owned, directly or indirectly, by the Shareholder or are otherwise under the Shareholder’s control or direction.

1.	Ownership of Savanna Shares

Total understands that the Shareholder is the registered or beneficial owner of, directly or indirectly, or exercises control and direction over, the number of Savanna Shares (the “Subject Shares”) set out in the acceptance at the end of this Agreement.

In addition to the foregoing, the term “Subject Shares” will be deemed to also include any Savanna Shares issued to the Shareholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares in the capital of Savanna on, of, or affecting the Subject Shares on or after the date of this Agreement and shall also include any Savanna Shares acquired by the Shareholder on or after the date of this Agreement, or issued to the Shareholder, on or after the date of this Agreement (including pursuant to the exercise of any options or securities convertible into, or exchangeable for, Savanna Shares).

2.	Covenants of the Shareholder

Subject to the consideration offered by Total in connection with the Offer being not less favorable to the shareholders of Savanna than the consideration noted in the opening paragraph of this Agreement and termination of this Agreement as contemplated by section 6 below, the Shareholder irrevocably covenants and agrees that, until the Release Date (as defined below), the Shareholder will:

(a)	unconditionally and irrevocably accept the Offer by depositing the Subject Shares presently owned or controlled or hereafter acquired or controlled by the Shareholder prior to the expiry of the Offer and in accordance with the terms and conditions of the Offer;

(b)	not exercise any statutory or other rights of withdrawal with respect to any Subject Shares once deposited pursuant to the Offer, unless, for greater certainty, this Agreement is terminated prior to Total taking up Savanna Shares under the Offer;

(c)	not sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of, the Subject Shares or permit any affiliate of the Shareholder to do any of the foregoing except, subject to the consent of Total (not to be unreasonably withheld), to a person who agrees to be bound by this Agreement to the same extent as the Shareholder and agrees to execute a written agreement of like effect upon the acquisition of any of the Subject Shares in any of the manners contemplated above; and

(d)	promptly notify Total if any of the undersigned’s representations or warranties contained in this Agreement become untrue or incorrect in any material respect prior to the Release Date.

For the purposes of this Agreement “Release Date” means the earlier of: (i) the date the Subject Shares are taken up and paid for pursuant to the Offer; and (ii) May 31, 2017.

3.	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to Total, as of the date of this Agreement and on the Release Date, that:

(a)	the Shareholder is the legal and beneficial owner of, or exercises control or direction over, the Subject Shares free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute;

(b)	no consent, order, approval or authorization, including without limitation any regulatory approval or order or the consent of any lender to the Shareholder, is required in connection with the Shareholder’s entering into of this Agreement and the performance of the Shareholder’s obligations hereunder;

(c)	there are no restrictions on the Subject Shares which would prevent the Shareholder from tendering the Subject Shares to the Offer in accordance with this Agreement; and

(d)	the Shareholder has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and this Agreement is a valid and binding agreement, enforceable against the Shareholder in accordance with its terms, subject to the general qualifications that:

(i)	enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

(iii)	the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(e)	the performance by the Shareholder of its obligations hereunder will not constitute a violation, breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or transaction of any kind to which the Shareholder is a party or by which the Shareholder is bound and, if the Shareholder is a corporation, will not result in the breach of or violate any term or provision of the charter, by-laws or other governing documents of the Shareholder.

4.	Covenants of Total and Representations and Warranties of Total

Total hereby agrees and confirms to the Shareholder that, if (i) the Offer is made as contemplated by this Agreement, (ii) a sufficient number of Savanna Shares are tendered to the Offer to satisfy the minimum tender condition to be set out in the Offer and the other conditions to the Offer are satisfied or waived, and (iii) Total takes up Savanna Shares under the Offer, Total will issue to the Shareholder all Total Shares required to pay the consideration for Subject Shares tendered to the Offer, in accordance with the terms of the Offer.

Total hereby represents and warrants to the Shareholder that: (i) it is duly incorporated and validly subsisting under the laws of the Province of Alberta; and (ii) it has the power and capacity to enter into this Agreement and to perform its obligations hereunder.

5.	Fiduciary Obligations

Total agrees and acknowledges that the Shareholder is bound hereunder solely in his/her/its capacity as a shareholder of Savanna and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of the Shareholder’s directors or officers in such person’s capacity as a director or officer of Savanna. For the avoidance of doubt, nothing in this Agreement shall limit any party from properly fulfilling his/her/its fiduciary duties as a director or officer of Savanna and shall not affect or restrict any legal or fiduciary obligations imposed on the Shareholder as a manager and/or trustee of publicly traded and private funds.

Nothing in this Agreement nor the performance by either Total or the Shareholder of their respective obligations hereunder are intended, or shall be construed, implied or deemed, to: (i) create a relationship whereby Total and the Shareholder are acting jointly or in concert (as defined in National Instrument 62-104 – Take-Over Bids and Issuer Bids) in connection with the Combination or otherwise; or (ii) result in Total having any, direct or indirect, control or direction over any of the Subject Shares.

6.	Termination

This Agreement, and all rights and obligations of the parties under this Agreement, shall terminate automatically without any further act of the parties on the Release Date. In addition, this Agreement may be terminated by the Shareholder upon notice to Total: (A) if Total is in default of any covenant or condition set out herein and such default has had or is likely to have an adverse effect on the consummation of the Combination and such default has not been cured within five business days of written notice of such default being given by the Shareholder to Total; (B) if any representation or warranty of Total under this Agreement is at the date hereof or becomes at any time prior to the Release

Date untrue or incorrect in any material respect, if such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Combination; or (C) if (i) Savanna receives or is the subject of a publicly announced, bona fide written Acquisition Proposal (as defined below in this section 6) to acquire not less than all of the outstanding Savanna Shares or all or substantially all of the assets of Savanna on a consolidated basis (a “Specified Acquisition Proposal”) that has, in the sole opinion of the Shareholder, acting reasonably and in accordance with its fiduciary duties, terms more favorable to the Shareholder (taking into account relevant financial, legal, regulatory and other aspects of such proposal) than the Offer, (ii) the Shareholder is in compliance with all of its obligations under this Agreement, and (iii) Total has not publicly announced its intention to amend the terms of the Offer in order to match or exceed the consideration to be received by the shareholders of Savanna under the Specified Acquisition Proposal within 7 days after the first public announcement of the Specified Acquisition Proposal. In the event of termination of this Agreement, this Agreement shall forthwith be of no further force and effect, except for sections 9, 14, 15 and 16 below and this section 6, which provisions shall survive the termination of this Agreement and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and, upon such termination, the Shareholder shall be entitled to withdraw any Subject Shares deposited to the Offer or, if applicable, any form of proxy or power of attorney which it may have given with respect of the Subject Shares.

As used in this Agreement, “Acquisition Proposal” means, in relation to Savanna, any written or oral offer, proposal, inquiry or request for discussions or negotiations received from any person or group of persons acting jointly or in concert (excluding Total) relating to any:

(a)	merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving Savanna or one or more of its affiliates (or any combination of them);

(b)	sale of assets of Savanna or one or more of its affiliates (or any combination of them) representing 20% or more of the consolidated assets of Savanna or that contribute 20% or more of the consolidated revenue of Savanna (or any lease, long-term supply agreement, joint venture agreement or other arrangement having a similar economic effect);

(c)	direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction, that, if consummated, would result in a person, or persons acting jointly or in concert, beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of Savanna or one or more of its affiliates; or

(d)	other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the Combination; or

(e)	proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding, in each case, the Combination, but including, for greater certainty, any modification or proposed modification to any Acquisition Proposal.

7.	Amendment

Except as expressly set out herein, this Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

8.	Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.

9.	Disclosure

Prior to first public disclosure of this Agreement by Total and except as hereinafter provided, the Shareholder shall not disclose the existence of this Agreement to any person other than the Shareholder’s advisors, without the prior written consent of Total, except to the extent required by law. The existence and terms and conditions of this Agreement may be disclosed by Total during any discussions with Savanna and in any news release issued in connection with the Combination and other public disclosure documents filed or disseminated by Total under applicable securities legislation. Without limiting the generality of the foregoing sentence of this section 9, Total may, in accordance with applicable securities laws, file a copy of this Agreement on SEDAR in connection with the making of the Offer or otherwise.

10.	Further Assurances

The Shareholder shall from time to time and at all times hereafter at the request of Total, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as Total may reasonably request for the purpose of giving effect to this Agreement.

11.	Successors

This Agreement will be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

12.	Time of the Essence

Time shall be of the essence of this Agreement.

13.	Unenforceable Terms

If any provision of this Agreement or the application thereof to any party or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and/or the application of such provision to a party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby and each remaining provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

14.	Applicable Law

This Agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without regard to any conflicts of law provisions that might result in the application of the laws of another jurisdiction. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

15.	Fees and Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring any such cost or expense, whether or not the Combination is consummated.

16.	Remedies

The Shareholder agrees that in the event of a breach or threatened breach by the Shareholder of its obligations under this Support Agreement, monetary damages will be an inadequate remedy and, without limiting any other remedies available to Total, whether at law, in equity or otherwise, Total shall be entitled to injunctive or similar relief to restrain such breach (actual or threatened) or any continuation thereof, and to require specific performance of the provisions hereof.

17.	Counterpart Execution

This letter may be signed in counterparts, which, together, shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or electronic mail.

TOTAL ENERGY SERVICES INC.

By:	(signed) “Daniel K. Halyk”
Daniel K. Halyk
President and Chief Executive Officer

ACCEPTANCE BY THE SHAREHOLDER

The foregoing is hereby accepted and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Shares indicated below:

(signed) “Garey Aitken”
Gary Aitken
Chief Investment Officer,

Franklin Bissett Investment Management, part of Franklin Templeton Investments Corp., as portfolio manager of various accounts and mutual funds
Name of Shareholder

Address of Shareholder

Address of Shareholder

Number of Savanna Shares beneficially owned by Shareholder:	Nil

Number of Savanna Shares over which the Shareholder exercises control or direction:	15,800,000